650 Page Mill Road Palo Alto, CA 94304-1050 650.493.9300 650.493.6811 www.wsgr.com

July 26, 2021

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:     Tracey Houser

Brian Cascio

Tom Kluck

Suzanne Hayes

Re:     Tenaya Therapeutics, Inc.

Registration Statement on Form S-1

Filed July 9, 2021

File No. 333-257820

Ladies and Gentlemen:

On behalf of our client, Tenaya Therapeutics, Inc. (“Tenaya” or the “Company”), we submit this letter in response to the comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated July 15, 2021, relating to the above referenced Registration Statement on Form S-1, filed on July 9, 2021 (the “Registration Statement”). We are concurrently submitting via EDGAR this letter and an amendment to the Registration Statement (the “Amended Registration Statement”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and Staff comments below (which are references to the original Registration Statement), all page references herein correspond to the Amended Registration Statement.

Form S-1

Prospectus Summary

Our Pipeline, page 4

U.S. Securities and Exchange Commission

July 26, 2021

1.

We note your response to comment 2 and your revised disclosure in the pipeline table. We reissue in part our prior comment. The table continues to include separate line items for “Next Generation Capsids” and “New Generation Target Identification Methods” that are all in the early stages of discovery. We further note that these programs are vague and do not appear to be discussed in detail in the prospectus, including the summary, business, use of proceeds or MD&A sections. Please limit your table to product candidates that are sufficiently material to your business to warrant inclusion in your table. If these general programs are material, identify the indications and expand your disclosure elsewhere to identify more specifically these programs or candidates.

In response to the Staff’s comment, the Company has revised the pipeline table on pages 4 and 126 of the Amended Registration Statement to remove the “Next Generation Capsids” and “New Generation Target Identification Methods” line items from the pipeline table.

* * * *

U.S. Securities and Exchange Commission

July 26, 2021

Please direct any questions regarding the Company’s responses or the Amended Registration Statement to me at (650) 849-3041 or jknapp@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ Jennifer Knapp
Jennifer Knapp

cc:	Faraz Ali, Tenaya Therapeutics, Inc.
Kenneth A. Clark, Wilson Sonsini Goodrich & Rosati, P.C.
Jennifer Fang, Wilson Sonsini Goodrich & Rosati, P.C.